UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guangdong Province 510620

People’s Republic of China

+86-20-62316688
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

On November 10, 2025, CNFinance Holdings Limited (the “Company”) issued press release, announcing its intention to hold an Extraordinary General Meeting of Shareholders (the “EGM”) on December 10, 2025. A copy of the press release, the Notice of the EGM, the Form of Proxy for the EGM and the Form of Voting Card for ADS Holders are attached hereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release
99.2	Notice of Extraordinary General meeting
99.3	Form of Proxy for the Extraordinary General Meeting
99.4	Form of Voting Card for ADS Holders

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date:	November 10, 2025	By:	/s/ Bin Zhai
			Name:	Bin Zhai
			Title:	Chief Executive Officer and Chairman

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